UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment #1)

MANAS PETROLEUM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

56176Q 10 2
(CUSIP Number)

     Alexander Becker
1051 Brickley Close
Sidney, BC Canada V8L 5L1
 (250) 655 4783
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56176Q 10 2

1	NAME OF REPORTING PERSONS Alexander Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,083,960
	8	SHARED VOTING POWER 333,333 [1]
	9	SOLE DISPOSITIVE POWER 14,083,960
	10	SHARED DISPOSITIVE POWER 333,333 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,417,293 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.73% based on 122,883,866 shares of common stock outstanding as of August 6, 2010
14	TYPE OF REPORTING PERSON IN

_______________________________________
1 Includes 333,333 shares of common stock held in trust for Thomas Flottmann.

Item 1. Security and Issuer

This statement is being filed on behalf of Alexander Becker, relating to the shares of common stock, par value $0.001 per share, of Manas Petroleum Corporation, a corporation incorporated under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is located at Bahnhofstrasse 9, 6341 Baar, Switzerland

Item 2. Identity and Background

(a)	This statement is filed by Alexander Becker.

(b)	The residential address of Alexander Becker is 1051 Brickley Close, Sidney, BC Canada V8L 5L1.

(c)	Dr. Becker is a geologist; retired

(d)	During the last five years, Dr. Becker has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Dr. Becker has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Becker is a citizen of Canada

Item 3. Source and Amount of Funds or Other Consideration

On April 10, 2007, the Issuer completed the acquisition of DWM Petroleum AG, a Swiss company, under a share exchange agreement that it entered into with DWM Petroleum and the shareholders of DWM Petroleum on November 23, 2006. Under this share exchange agreement, Dr. Becker received 17,929,943 shares of the Issuer’s common stock in exchange for 18,075,776 shares of DWM Petroleum held by him.

On April 1, 2007, the Issuer entered into an Employment and Non-Competition Agreement with Dr. Alexander Becker pursuant to which Dr. Becker agreed to serve as the Issuer’s Chief Executive Officer and member of the board of directors of the Issuer. In consideration for the services that Dr. Becker rendered pursuant to his Employment Agreement, Dr. Becker received stock options to purchase 1,750,000 shares of Manas common stock pursuant to the Manas 2007 Stock Option Plan. These stock options have expired on October 8, 2009, three months after Dr. Becker ceased to be a member of the board of directors of the Issuer.

Dr. Becker holds 333,333 shares of common stock in trust for Thomas Flottmann for replacing Dr. Becker as the Issuer’s CEO. When the shares are sold, Dr. Becker agreed to transfer the proceeds of the sale to Mr. Flottmann.

Since April 10, 2007, Dr. Becker has disposed of securities of the Issuer in the open market as follows:

Transaction Date	Title of Security	No. of Securities Sold	Price Per Share or Unit	Balance
	common stock			17,929,943
4-Aug-09	common stock	10,000	$0.45	17,919,943
4-Aug-09	common stock	58,000	$0.45	17,861,943
5-Aug-09	common stock	29,000	$0.45	17,832,943
6-Aug-09	common stock	90,500	$0.45	17,742,443
6-Aug-09	common stock	54,000	$0.46	17,688,443
10-Aug-09	common stock	106,000	$0.45	17,582,443
10-Aug-09	common stock	27,500	$0.45	17,554,943
11-Aug-09	common stock	96,500	$0.45	17,458,443
13-Aug-09	common stock	26,000	$0.45	17,432,443
14-Aug-09	common stock	61,500	$0.45	17,370,943
14-Aug-09	common stock	77,718	$0.45	17,293,225
18-Aug-09	common stock	25,282	$0.45	17,267,943
24-Aug-09	common stock	33,000	$0.45	17,234,943
24-Aug-09	common stock	56,000	$0.45	17,178,943
9-Sep-09	common stock	10,000	$0.59	17,168,943
9-Sep-09	common stock	22,000	$0.59	17,146,943
10-Sep-09	common stock	20,000	$0.59	17,126,943
11-Sep-09	common stock	36,000	$0.57	17,090,943
14-Sep-09	common stock	37,500	$0.57	17,053,443
18-Sep-09	common stock	173,500	$0.45	16,879,943
21-Sep-09	common stock	24,500	$0.45	16,855,443
22-Sep-09	common stock	25,500	$0.45	16,829,943
5-Nov-09	common stock	5,000	$0.52	16,824,943
9-Nov-09	common stock	44,600	$0.52	16,780,343
11-Nov-09	common stock	29,400	$0.52	16,750,943
12-Nov-09	common stock	15,000	$0.52	16,735,943
17-Nov-09	common stock	81,718	$0.50	16,654,225
30-Nov-09	common stock	575,282	$0.60	16,078,943
18-Dec-09	common stock	5,500	$0.56	16,073,443
23-Dec-09	common stock	8,000	$0.55	16,065,443
30-Dec-09	common stock	12,500	$0.54	16,052,943
4-Jan-10	common stock	33,000	$0.54	16,019,943
5-Jan-10	common stock	140,000	$0.54	15,879,943
6-Jan-10	common stock	100,000	$0.54	15,779,943
6-Jan-10	common stock	50,000	$0.54	15,729,943
15-Feb-10	common stock	49,600	$0.80	15,680,343
08-Apr-10	common stock	28,000	$0.79	15,652,343
13-Apr-10	common stock	50,000	$0.82	15,602,343
14-Apr-10	common stock	50,000	$0.82	15,552,343
15-Apr-10	common stock	50,000	$0.82	15,502,343
19-Apr-10	common stock	50,000	$0.83	15,452,343
20-Apr-10	common stock	100,000	$0.83	15,352,343
21-Apr-10	common stock	100,000	$0.80	15,252,343
22-Apr-10	common stock	100,000	$0.80	15,152,343
26-Apr-10	common stock	100,000	$0.80	15,052,343
27-Apr-10	common stock	5,000	$0.80	15,047,343
30-Apr-10	common stock	70,000	$0.80	14,977,343

Transaction Date	Title of Security	No. of Securities Sold	Price Per Share or Unit	Balance
05-May-10	common stock	2,500	$0.78	14,974,843
06-May-10	common stock	5,000	$0.78	14,969,843
12-May-10	common stock	2,500	$0.67	14,967,343
13-May-10	common stock	24,500	$0.67	14,942,843
19-May-10	common stock	30,000	$0.65	14,912,843
21-May-10	common stock	5,000	$0.62	14,907,843
24-May-10	common stock	5,000	$0.57	14,902,843
26-May-10	common stock	25,000	$0.57	14,877,843
27-May-10	common stock	20,000	$0.57	14,857,843
27-May-10	common stock	15,000	$0.57	14,842,843
28-May-10	common stock	12,500	$0.57	14,830,343
28-May-10	common stock	75,000	$0.57	14,755,343
31-May-10	common stock	175,000	$0.64	14,580,343
09-Jul-10	common stock	28,000	$0.52	14,552,343
14-Jul-10	common stock	40,000	$0.53	14,512,343
15-Jul-10	common stock	32,500	$0.52	14,479,843
16-Jul-10	common stock	12,500	$0.53	14,467,343
19-Jul-10	common stock	35,000	$0.52	14,432,343
20-Jul-10	common stock	2,550	$0.54	14,429,793
23-Jul-10	common stock	2,500	$0.54	14,427,293
26-Jul-10	common stock	2,500	$0.54	14,424,793
30-Jul-10	common stock	7,500	$0.52	14,417,293

Item 4. Purpose of the Transaction

Dr. Becker acquired the securities of the Issuer for investment purposes. Depending on market conditions and other factors, Dr. Becker may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Dr. Becker also reserves the right to dispose of some or all of the securities of the Issuer in the open market, in privately negotiated transactions to third parties or otherwise.

Dr. Becker expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time acquire additional or dispose of securities of the Issuer (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the securities held by Dr. Becker to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Dr. Becker may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this statement, Dr. Becker has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number and percentage of common stock of the Issuer beneficially owned by Dr. Becker is 14,417,293 [1] shares, or approximately 11.73% of the Issuer, based on 122,883,866 shares of common stock outstanding as of the date of this statement.

(b)

Dr. Becker has the sole power to vote or direct the vote, and to dispose or direct the disposition of 14,083,960 shares of common stock of the Issuer. Dr. Becker has the shared power to vote or direct the vote, and to dispose or direct the disposition of 333,333 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	The response to Item 3 is responsive to this Item.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced herein, to the knowledge of Dr. Becker, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

_______________________________________
1 Includes 333,333 shares of common stock held in trust for Thomas Flottmann.

Item 7. Material To Be Filed as Exhibits

             None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2010

/s/ Alexander Becker
Signature

Alexander Becker
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).